PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

August 21, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention: Joanna Lam Linda Cvrkel Ruairi Regan Jim Lopez

Re:
Digatrade Financial Corp
Form 20-F for fiscal year end December 31, 2018
Filed on April 26, 2019
File No. 000-52145

Ladies and Gentlemen:

On behalf of our client, Digatrade Financial Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2019, relating to the above referenced Form 20-F for the fiscal year ended December 31 2018 (the “Annual Report”). We are concurrently filing via EDGAR this letter and Form 20-F/A to the Annual Report (the “Amended Report”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Annual Report filed on April 26, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of the Amended Report.

Annual Report (Form 20-F for Fiscal Year Ended December 31, 2018)

Information about the Company, page 7

1. Please describe the material terms of your agreement with Mega Ideas Holdings Limited, including your rights with respect to the proprietary trading platform and which party is responsible for arranging, developing, and maintaining the technology architecture of the trading platform. File the agreement as an exhibit.

In response to the Staff’s comment, the Company supplementally advises the Staff that its now terminated agreement with Mega Ideas Holding Limited dba Anx (“Mega Ideas”) was for a white label trading platform. The trading platform was the proprietary technology of Mega Ideas and Mega Ideas was responsible for arranging, developing and maintaining the technology architecture of the trading platform. The agreement with Mega Ideas was dated March 31, 2015. Subsequent to that agreement, all agreements between the Company and Mega Ideas were terminated as per a Notice of Termination dated Sept 6, 2018. The agreement is attached to the Amended Report as Exhibit 10.2.

2. In regards to the proprietary trading platform or online retail trading platform referenced in this section, please revise your disclosures to address the following:

● Provide an overview of each platform, how it is operated and who operates it. Specifically, discuss how each platform will bring together the orders of multiple buyers and sellers for cryptocurrencies or other digital assets and identify the facility or rules under which such orders will interact (e.g., order entry processes, priority rules, execution procedures);

● Disclose the current stage of development of each platform and whether revenues have been generated from operation of the platform;

● Discuss how the platforms comply with Rules 300 through 303 of Regulation ATS. Alternatively, please tell us if you intend to register each platform as a national securities exchange;

● Disclose whether you or Mega Ideas Holdings Limited have registered, or intend to register, as broker-dealers under Section 15 of the ‘34 Act; and

● Disclose whether any digital asset other than Bitcoin will trade on each platform and identify such cryptocurrencies or digital assets.

We may have additional comments following the review of your response.

The Company supplementally advises the Staff that it generated no revenues from operation of the platform. The trading desk only facilitated trades of Bitcoin and Litecoin (a similarly decentralized cryptocurrency) and did not facilitate trades of any OTC securities, ICOs, coin offerings or other digital assets or cryptocurrencies that were not decentralized. In addition, the Company is based in Canada and the platform itself was operated out of Hong Kong by ANX International. Based on the foregoing, the Company does not believe Rules 300 through 303 of Regulation ATS were applicable to these past operations. The Company does not currently issue, hold or trade in any digital asset or cryptocurrency.

3. We note disclosure that you are focused on developing blockchain technology services and building a profitable digital OTC trade desk for accredited traders and institutions seeking buyside exposure to cryptocurrency. You also state that you are "exploring new opportunities within the sector including Initial Coin Offerings 'ICO’s', Digital Corporate Finance 'DCF' and blockchain security protocol services." Please revise to provide an expanded description of your business activities that describes clearly how you generate revenues and incur expenses. For example, please explain in clear language your blockchain development services and the exchange and transaction services, and material aspects of your proprietary technology, if any, including tools and processes.

Please also revise your Operating and Financial Review beginning on page 9 to clearly explain your investment and blockchain development activities, how you plan to engage in them, and the extent to which you have not yet begun such operations. For example, it is unclear to what extent you currently issue, hold or trade in digital assets or cryptocurrencies. Your revised disclosure should also clarify how you plan to monetize investments, digital assets and what material parameters, strategies or criteria you intend to use in determining how to monetize such assets.

In response to the Staff’s comment, the Company has revised its disclosures throughout the Amended Report to clarify that, effective October 17, 2018, the Company has ceased operations related to facilitating crypto-currency transactions within the blockchain technology services industry that specifically include Initial Coin Offerings (ICOs) and Digital Corporate Finance (DCF) due to high development costs, regulatory restrictions, low profit margins, extreme competition and lack of available experienced developers with experience. The Company will continue to evaluate opportunities and continue with research and development related services in the digital-asset industry for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology sector unrelated to facilitating trading activities.

4. Please describe the material terms of your agreement with Securter Inc. For example, it appears that Securter initially holds all 30 million of the subsidiary's common shares; you may own up to approximately 13 million common shares; you will nominate 1 of 3 directors; and you must satisfy a significant funding condition. Please also clarify applicable termination provisions, your rights to the technology, and who is responsible for development.

In response to the Staff’s comment, the Company has revised its disclosures on page 18 to include material terms of the Securter Agreement.

5. Please describe your plans for the development of the Securter technology, including the stages of development, associated milestones, and approximate costs incurred to date and budgeted costs for the development of the technology. Explain how you intend to finance the development of the technology and intellectual property, given your current financial condition. Revise your use of proceeds disclosure to reflect clearly your development plans and the implications of not raising the full amount of the offering. Please file or incorporate by reference the agreement with Securter.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 to describe its plans for the development of the Securter technology. The Company supplementally advises the Staff that it has revised its disclosures on page 15 regarding the use of proceeds to reflect clearly the Company’s development plans and the implications of not raising the full amount of the Regulation A offering. The agreement with Securter is attached to the Amended Report as Exhibit 10.1.

Exhibit 99.1

Independent Auditors’ Report, page 3

6.
Since the report of your independent auditor indicates that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), please revise to include an audit report that complies with AS 3101 of the PCAOB standards.

In response to the Staff’s comment, the Company has revised its Annual Report to include a compliant audit report.

***

Please direct any questions regarding the Company’s responses or the Amended Report to me at (858) 720-6320 or christopher.tinen@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ Christopher L. Tinen

Christopher L. Tinen

cc: Brad Moynes, Digatrade Financial Corp

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